Exhibit 99.1

CNFinance Announces Second Quarter and First Half of 2021

Unaudited Financial Results

GUANGZHOU, China, August 23, 2021 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2021 and the first half of 2021.

Second Quarter 2021 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB3,824.5 million (US$592.0 million) in the second quarter of 2021, compared to RMB1,883.2 million in the same period of 2020.

●	Total outstanding loan principal[2] was RMB11.6 billion (US$1.8 billion) as of June 30, 2021, compared to RMB9.7 billion as of December 31, 2020.

●	Total interest and fees income was RMB451.5 million (US$69.9 million) in the second quarter of 2021, compared to RMB454.1 million in the same period of 2020.

●	Net income was RMB65.2 million (US$10.1 million) in the second quarter of 2021, compared to RMB25.2 million in the same period of 2020.

●	Basic earnings per ADS and diluted earnings per ADS were RMB0.95 (US$0.15) and RMB0.94 (US$0.15), respectively, in the second quarter of 2021, compared to RMB0.37 and RMB0.34, respectively, in the same period of 2020.

First Half of 2021 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB6,666.2 million (US$1,031.9 million) in the first half of 2021, compared to RMB3,050.1 million in the same period of 2020.

●	Total interest and fees income was RMB876.6 million (US$135.7 million) in the first half of 2021, compared to RMB947.7 million in the same period of 2020.

●	Net income was RMB150.9 million (US$23.4 million) in the first half of 2021, compared to net loss of RMB40.6 million in the same period of 2020.

●	Basic earnings/(losses) per ADS and diluted earnings/(losses) per ADS were RMB2.20 (US$0.34) and RMB2.17 (US$0.34), respectively, in the first half of 2021, compared to RMB(0.59) and RMB(0.59), respectively, in the same period of 2020.

“We delivered solid results in the second quarter and first half of 2021,” commented Mr. Bin Zhai,

Chairman and Chief Executive Officer of CNFinance, “There was an increase of demand for asset-backed operating loans driven by the growth of the Chinese national economy which led to the growth in demand for our company’s loan facilitation services.

Since the inception of our new collaboration model, we have built a national network consisting of approximately 60 branches in 40 cities. By collaborating with over 2,000 sales partners across China, we are able to establish a wide market coverage and timely serve micro-and small-enterprise (MSE) owners’ financing needs. In the first half of 2021, we facilitated loans of RMB6.66 billion, representing a year-over-year growth of 118% from RMB3.05 billion in the first half of 2020.

Our collaboration model has been well recognized by the market as we have refined it since its introduction. In order to secure sales partners’ cohesion and loyalty to our platform, we have been consistently optimizing our services.

[1]	Refers to the total amount of loans CNFinance originated during the relevant period.
[2]	Refers to the total amount of loans outstanding for CNFinance at the end of the relevant period.

To achieve our mission of providing accessible, affordable and efficient financing solutions to MSE owners in China and helping them achieve their business dreams, and to follow the government's policy of “developing an inclusive finance system”, we will leverage our advantages gained from years of dedicated work in the industry to build a service platform that is asset-light with quick turnover and large scale. We will proactively work with funding partners to roll out diversified loan products and unwaveringly provide MSE owners with affordable, accessible and efficient financial services.”

Second Quarter 2021 Financial Results

Total interest and fees income decreased by 0.6% to RMB451.5 million (US$69.9 million) for the second quarter of 2021 from RMB454.1 million in the same period of 2020.

Interest and financing service fees on loans decreased by 0.2% to RMB448.8 million (US$69.5 million) for the second quarter of 2021 from RMB449.9 million in the same period of 2020, primarily due to the combined effect of (a) increase of average daily outstanding loan principal, and (b) lowered interest rates on loans facilitated to comply with the rules and regulations issued by relevant PRC regulatory authorities, including the Decisions of the Supreme People’s Court to Amend the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases issued in August 2020.

Interest on deposits with banks decreased by 35.7% to RMB2.7 million (US$0.4 million) for the second quarter of 2021 from RMB4.2 million in the same period of 2020, primarily due to smaller average daily balances of time deposits.

Interest and fees expenses increased by 4.4% to RMB195.0 million (US$30.2 million) for the second quarter of 2021, compared to RMB186.8 million in the same period of 2020, primarily due to the increase in the principals of other borrowings.

Net interest and fees income was RMB256.5 million (US$39.7 million) for the second quarter of 2021, a decrease of 4.0% from RMB267.3 million in the same period of 2020.

Collaboration cost for sales partners increased by 2.6% to RMB106.7 million (US$16.5 million) for the second quarter of 2021 from RMB104.0 million in the same period of 2020, primarily attributable to the increased loan balance under the collaboration model.

Net interest and fees income after collaboration cost was RMB149.8 million (US$23.2 million) for the second quarter of 2021, a decrease of 8.3% from RMB163.3 million in the same period of 2020.

Provision for credit losses decreased by 74.2% to RMB14.7 million (US$2.3 million) for the second quarter of 2021 from RMB56.5 million in the same period of 2020. The decrease was mainly attributable to the combined effect of (a) the increase in outstanding loan principal under the collaboration model that was guaranteed by the CRMPs put up by the sales partners; (b) lower probability of default (PD) under the current expected credit loss (CECL) model which takes into account a more positive outlook for the Chinese economy in the second quarter of 2021 as compared to that of the same period of 2020 under the impact of COVID-19 pandemic, and (c) the Company received recoveries in the quarter after charged down loans that are 180 days past due to net realizable value.

Net gains on sales of loans decreased by 67.5% to RMB11.9 million (US$1.8 million) for the second quarter of 2021 from RMB36.6 million in the same period of 2020, primarily attributable to the reason that the Company revised its charge-off policy to charge down loans that are 180 days past due to net realizable value since December 31, 2020, and the proceeds resulting from disposing of loans charged down are recognized as recoveries.

Other gains, net increased by 60.9% to RMB10.3 million (US$1.6 million) for the second quarter of 2021 from RMB6.4 million in the same period of 2020, primarily attributable to cash dividend paid by Qingyuan Rural Commercial Bank in the quarter, in relation to non-marketable equity securities held by the Company.

Total operating expenses decreased by 23.5% to RMB87.4 million (US$13.5 million) for the second quarter of 2021, compared with RMB114.3 million in the same period of 2020.

Employee compensation and benefits increased by 12.8% to RMB52.0 million (US$8.0 million) for the second quarter of 2021 from RMB46.1 million in the same period of 2020, primarily attributable to higher social security and housing fund benefits provided for employees resulting from the end of the phased reduction policy released by the Ministry of Human Resources and Social Security in reaction to the COVID-19 pandemic in the second quarter of 2020.

Share-based compensation expenses decreased by 69.7% to RMB4.7 million (US$0.7 million) for the second quarter of 2021 from RMB15.5 million in the same period of 2020. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges decreased by 29.4% to RMB8.4 million (US$1.3 million) for the second quarter of 2021 from RMB11.9 million for the same period of 2020, primarily attributable to a decrease in the non-deductible value added tax (“VAT”). The decrease in VAT was attributable to the characterization of certain amounts as “service fees charged to trust plans” which are a non-deductible item. According to Chinese tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” was significantly decreased in the second quarter of 2021 compared to the same period of 2020 due to maturity of some trust plans.

Operating lease cost decreased by 38.3% to RMB3.7 million (US$0.6 million) for the second quarter of 2021 as compared to RMB6.0 million for the same period of 2020, primarily due to the continued development of the collaboration model that allowed the Company to further reduce the office leasing costs which was used to rent offices to accommodate sales staff.

Other expenses decreased by 46.6% to RMB18.6 million (US$2.9 million) for the second quarter of 2021 from RMB34.8 million in the same period of 2020, primarily due to the decrease in (a) attorneys’ fees, and (b) the cost related to promoting the collaboration model.

Income tax expense decreased by 46.2% to RMB8.4 million (US$1.3 million) for the second quarter of 2021 from RMB15.6 million in the same period of 2020, primarily due to a decrease in the amount of taxable income.

Effective tax rate decreased to 11.4% for the second quarter of 2021 from 38.2% in the same period of 2020, primarily due to the combined effect of (a) a decrease in non-deductible share-based compensation expenses to RMB4.7 million (US$0.7 million) for the first quarter of 2021 from RMB15.5 million in the same period of 2020; and (b) the proceeds of RMB42.9 million (US$6.6 million) tax-free dividends from securities investment funds in the second quarter of 2021.

Net income increased by 158.7% to RMB65.2 million (US$10.1 million) for the second quarter of 2021 from RMB25.2 million in the same period of 2020.

Basic earnings per ADS and diluted earnings per ADS were RMB0.95 (US$0.15) and RMB0.94 (US$0.15), respectively, in the second quarter of 2021, compared to RMB0.37 and RMB0.34, respectively, in the same period of 2020. One ADS represents 20 ordinary shares.

First Half of 2021 Financial Results

Total interest and fees income decreased by 7.5% to RMB876.6 million (US$135.7 million) in the first half of 2021 from RMB947.7 million in the same period of 2020, primarily due to a decrease in the Company’s interest and financing service fee on loans.

Interest and financing service fees on loans decreased by 7.3% to RMB870.8 million (US$134.8 million) in the first half of 2021 from RMB939.1 million in the same period of 2020, primarily due to the combined effect of (a) increase of average daily outstanding loan principal, and (b) lowered interest rates on loans facilitated in an effort to comply with the rules and regulations issued by relevant PRC regulatory authorities, including the Decisions of the Supreme People’s Court to Amend the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases issued in August 2020.

Interest on deposits with banks decreased by 32.6% to RMB5.8 million (US$0.9 million) in the first half of 2021 from RMB8.6 million in the same period of 2020, primarily due to smaller average daily balances of time deposits.

Interest and fees expenses decreased by 9.4% to RMB351.2 million (US$54.4 million) in the first half of 2021 from RMB387.7 million in the same period in 2020, primarily due to the lower average interest rate of the borrowings under agreements to repurchase as well as other borrowings and a decrease in the principals of the borrowings under agreements to repurchase.

Net interest and fees income was RMB525.4 million (US$81.3 million) for the first half of 2021, a decrease of 6.2% from RMB560.0 million in the same period of 2020.

Collaboration cost for sales partners increased by 3.3% to RMB204.8 million (US$31.7 million) for the first half of 2021 from RMB198.2 million in the same period of 2020, primarily attributable to the increased loan balance under the collaboration model.

Net interest and fees income after collaboration cost decreased by 11.4% to RMB320.6 million (US$49.6 million) for the first half of 2021 from RMB361.8 million in the same period of 2020.

(Provision)/Recovery for credit losses was recovery of RMB2.5 million (US$0.4 million) for the first half of 2021 compared to provision of RMB277.4 million in the same period in 2020, mainly attributable to the decrease of provision for credit losses in the first half of 2021 resulted from (a) the increase in outstanding loan principal under the collaboration model that was guaranteed by the CRMPs put up by the sales partners; (b) lower probability of default (PD) under the current expected credit loss (CECL) model which takes into account a more positive outlook for the Chinese economy in the first half of 2021 as compared to that of the same period of 2020 under the impact of COVID-19 pandemic, and (c) the Company received recoveries in the first half of 2021 after charged down loans that are 180 days past due to net realizable value.

Net gains on sales of loans decreased by 68.0% to RMB21.3 million (US$3.3 million) for the first half of 2021 from RMB66.5 million in the same period of 2020, primarily attributable to the reason that the Company revised its charge-off policy to charge down loans that are 180 days past due to net realizable value since December 31, 2020, and the proceeds resulting from disposing of loans charged down are recognized as recoveries.

Other gains, net increased by 29.3% to RMB18.1 million (US$2.8million) for the first half of 2021 from RMB14.0 million in the same period of 2020, primarily attributable to the increase of CRMPs forfeited by the sales partners.

Total operating expenses decreased by 15.5% to RMB181.6 million (US$28.1 million) in the first half of 2021, compared with RMB214.8 million in the same period of 2020.

Employee compensation and benefits increased by 10.4% to RMB101.0 million (US$15.6 million) in the first half of 2021 from RMB91.5 million in the same period in 2020, primarily attributable to the higher social security and housing fund employee benefits paid in the first half of 2021 resulting from the end of the phased reduction policy released by the Ministry of Human Resources and Social Security in reaction to the COVID-19 pandemic in the first half of 2020.

Share-based compensation expenses decreased by 69.7% to RMB9.4 million (US$1.5 million) in the first half of 2021 from RMB31.0 million in the same period of 2020. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges decreased by 39.4% to RMB15.1 million (US$2.3 million) in the first half of 2021 from RMB24.9 million in the same period of 2020. The decrease in VAT was attributable to the characterization of certain amounts as “service fees charged to trust plans” which are a non-deductible item. According to Chinese tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” was significantly decreased in the first half of 2021 compared to the same period of 2020 due to maturity of some trust plans.

Operating lease cost decreased by 39.1% to RMB7.8 million (US$1.2million) for the first half of 2021 as compared to RMB12.8 million for the same period of 2020, primarily due to the continued development of the collaboration model that allowed the Company to further reduce the office leasing costs which was used to rent offices to accommodate sales staff.

Other expenses decreased by 11.5% to RMB48.3 million (US$7.5 million) in the first half of 2021 from RMB54.6 million in the same period of 2020, primarily due to the decrease in (a) attorneys’ fees for legal proceedings related to defaulted loans in the first half of 2021 as compared to fees in the same period of 2020; (b) service fees paid to third party IT developers; and (c) cost related to promoting the collaboration model.

Income tax expense/(benefit) was RMB37.6 million (US$5.8 million) in the first half of 2021, as compared to income tax benefit of RMB1.0 million in the same period of 2020, primarily due to the fact that we recorded an income before income tax expense for the first half of 2021 as compared to a loss before income tax expense for the same period of 2020.

Effective tax rate increased to 20.0% for the first half of 2021 from 2.3% in the same period of 2020, primarily due to the fact that (a) a decrease in the non-deductible share-based compensation expenses to RMB9.4 million (US$1.5 million) for the first half of 2021 from RMB31.0 million in the same period of 2020; and (b) the Company recorded a net loss before income tax of RMB41.5 million in the first half of 2020 which led to a negative tax effect.

Net income/(losses) was RMB150.9 million (US$23.4 million) in the first half of 2021, as compared to RMB(40.6) million in the same period of 2020.

Basic earnings/(losses) per ADS and diluted earnings/(losses) per ADS were RMB2.20 (US$0.34) and RMB2.17 (US$0.34), respectively, in the first half of 2021, compared to RMB(0.59) and RMB(0.59) respectively, in the same period of 2020. One ADS represents 20 ordinary shares.

As of June 30, 2021, the Company had cash and cash equivalents and restricted cash of RMB1.6 billion (US$0.3 billion), compared with RMB2.0 billion as of December 31, 2020, including RMB1.2 billion (US$0.2 billion) and RMB1.0 billion from structured funds as of June 30, 2021 and December 31, 2020, respectively, which could only be used to grant new loans and activities.

The actual delinquency rate for loans originated by the Company decreased to 18.9% as of June 30, 2021 from 22.6% as of December 31, 2020. Under the collaboration model, the actual delinquency rate for first lien loans increased to 20.1% as of June 30, 2021 from 18.0% as of December 31, 2020, and the actual delinquency rate for second lien loans decreased to 12.8% as of June 30, 2021 from 15.6% as of December 31, 2020. Under the traditional facilitation model, the actual delinquency rate for first lien loans decreased to 46.5% as of March 31, 2021 from 47.0% as of December 31, 2020, and the actual delinquency rate for second lien loans increased to 45.8% as of June 30, 2021 from 43.2% as of December 31, 2020.

The actual NPL rate for loans originated by the Company decreased to 8.6% as of June 30, 2021 from 11.7% as of December 31, 2020. Under the collaboration model, the actual NPL rate for first lien loans increased to 7.7% as of June 30, 2021 from 6.7% as of December 31, 2020, and the actual NPL rate for second lien loans decreased to 4.0% as of June 30, 2021 from 4.6% as of December 31, 2020. Under the traditional facilitation model, the actual NPL rate for first lien loans increased to 38.4% as of June 30, 2021 from 38.2% as of December 31, 2020, and the actual NPL rate for second lien loans increased to 33.9% as of June 30, 2021 from 31.6% as of December 31, 2020.

Recent Development

Mr. Li Ning will step down from the Company’s Chief Financial Officer position in November 2021 due to personal reasons. Mr. Li has served as the Company’s Chief Financial Officer since 2010. The Company greatly appreciates Mr. Li’s significant contribution in leading CNFinance to become a nation-wide home equity loan service provider, as well as his dedicated work in the Company’s transformation from a privately held company into a NYSE listed company since 2018. The Company has already commenced the search process for Mr. Li’s successor.

Business Outlook

The extent to which the COVID-19 pandemic impacts the Company’s results of operations will depend on future developments of the pandemic in China and across the globe, which are subject to change and substantial uncertainty and therefore cannot be predicted. For the third quarter of 2021, based on the information available as of the date of this press release, we expect net income to be between RMB30 and RMB50 million.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions, which are all subject to substantial uncertainty.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Monday, August 23, 2021 (8:00 PM Beijing/ Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on August 30, 2021.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	10159576

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4601 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2021, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, the effects of the COVID-19 virus on the economy in China generally and on our business in particular, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company) is a leading home equity loan service provider in China. CNFinance conducts business by collaborating with sales partners and trust company partners. Sales partners are responsible for recommending micro-and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to its trust company partners who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitated are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands)

	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Assets

Cash, cash equivalents and restricted cash	1,960,923	1,627,460	251,925
Loans principal, interest and financing service fee receivables (include loans held-for-sale of RMB586,206,781 and RMB568,011,041, with RMB76,013,067 and RMB45,706,714 measured at fair value as of December 31, 2020 and June 30, 2021, respectively)	9,688,941	11,551,043	1,788,060
Allowance for credit losses	659,479	565,742	87,575
Net loans principal, interest and financing service fee receivables	9,029,462	10,985,301	1,700,485
Investment securities	418,137	865,165	133,924
Property and equipment	4,716	3,251	503
Intangible assets and goodwill	3,230	4,360	675
Deferred tax assets	75,824	94,099	14,566
Deposits	114,052	136,553	21,138
Right-of-use assets	19,468	19,554	3,027
Other assets	607,684	683,586	105,817
Total assets	12,233,496	14,419,329	2,232,060

Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	508,577	337,098	52,181
Other borrowings	5,649,669	7,676,591	1,188,308
Accrued employee benefits	29,627	19,591	3,032
Income taxes payable	154,807	155,324	24,044
Deferred tax liabilities	396,594	365,645	56,601
Lease liabilities	19,545	19,191	2,971
Credit risk mitigation position	1,209,729	1,459,336	225,900
Other liabilities	523,697	487,780	75,507
Total liabilities	8,492,245	10,520,556	1,628,544

Ordinary shares (3,800,000,000 shares authorized; 1,371,643,240 shares with USD0.0001 as par value issued as of December 31, 2020 and June 30, 2021)	917	917	142
Additional paid-in capital	999,663	1,009,046	156,197
Retained earnings	2,759,128	2,909,954	450,450
Accumulated other comprehensive losses	(18,457)	(21,144)	(3,273)
Total shareholders’ equity	3,741,251	3,898,773	603,516

Total liabilities and shareholders’ equity	12,233,496	14,419,329	2,232,060

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	449,918	448,807	69,474
Interest on deposits with banks	4,149	2,701	418
Total interest and fees income	454,067	451,508	69,892

Interest and fees expenses	(186,760)	(194,982)	(30,182)
Net interest and fees income	267,307	256,526	39,710
Collaboration cost for sales partners	(103,972)	(106,692)	(16,516)
Net interest and fees income after collaboration cost	163,335	149,834	23,194

Provision for credit losses	(56,532)	(14,653)	(2,268)
Net interest and fees income after collaboration cost and provision for credit losses	106,803	135,181	20,926
Realized gains on sales of investments, net	5,258	3,643	564
Net gains on sales of loans	36,624	11,896	1,841
Other gains, net	6,395	10,332	1,599
Total non-interest income	48,277	25,871	4,004

Operating expenses
Employee compensation and benefits	(46,119)	(52,053)	(8,058)
Share-based compensation expenses	(15,518)	(4,692)	(726)
Taxes and surcharges	(11,890)	(8,374)	(1,296)
Operating lease cost	(5,976)	(3,662)	(567)
Other expenses	(34,818)	(18,618)	(2,882)
Total operating expenses	(114,321)	(87,399)	(13,529)

Income before income tax expense	40,759	73,653	11,401
Income tax expense	(15,573)	(8,407)	(1,301)
Net income	25,186	65,246	10,100
Earnings per share
Basic	0.02	0.05	0.01
Diluted	0.02	0.05	0.01
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	0.37	0.95	0.15
Diluted	0.34	0.94	0.15

Other comprehensive income
Net unrealized gains on investment securities	273	-	-
Foreign currency translation adjustment	(232)	(5,624)	(871)
Comprehensive income	25,227	59,622	9,229

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	939,106	870,787	134,795
Interest on deposits with banks	8,647	5,783	895

Total interest and fees income	947,753	876,570	135,690

Interest and fees expenses	(387,654)	(351,241)	(54,371)

Net interest and fees income	560,099	525,329	81,319
Collaboration cost for sales partners	(198,243)	(204,760)	(31,696)
Net interest and fees income after collaboration cost	361,856	320,569	49,623

(Provision)/Recovery for credit losses	(277,372)	2,535	392

Net interest and fees income after collaboration cost and provision for credit losses	84,484	323,104	50,015

Realized gains on sales of investments, net	8,312	7,561	1,170
Net gains on sales of loans	66,433	21,289	3,295
Other gains, net	14,031	18,133	2,807
Total non-interest income	88,776	46,983	7,272

Operating expenses
Employee compensation and benefits	(91,474)	(101,009)	(15,636)
Share-based compensation expenses	(31,036)	(9,383)	(1,452)
Taxes and surcharges	(24,884)	(15,080)	(2,334)
Operating lease cost	(12,802)	(7,817)	(1,210)
Other expenses	(54,611)	(48,330)	(7,481)

Total operating expenses	(214,807)	(181,619)	(28,113)

(Losses)/Income before income tax expense	(41,547)	188,468	29,174
Income tax benefit /(expense)	970	(37,642)	(5,827)

Net (losses)/income	(40,577)	150,826	23,347

(Losses)/Earnings per share
Basic	(0.03)	0.11	0.02
Diluted	(0.03)	0.11	0.02
(Losses)/Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	(0.59)	2.20	0.34
Diluted	(0.59)	2.17	0.34

Other comprehensive income
Net unrealized gains on investment securities	347	-	-
Foreign currency translation adjustment	4,298	(2,688)	(416)
Comprehensive (losses)/income	(35,932)	148,138	22,931